UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

October 22, 2025

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On October 22, 2025, Slingshot USA, LLC (the “Company”) signed and entered into the Fourth Amended and Restated Operating Agreement (the “Fourth A&R Agreement”) with an effective date of October 22, 2025, replacing the Third Amended and Restated Operating Agreement dated July 21, 2025 (the “Prior Agreement”) in its entirety. The Fourth A&R Agreement changes the Company’s fiscal year-end from July 31 to October 31, with the first fiscal period under the new year-end being a short year from January 1, 2025, through October 31, 2025.

Exhibit Index

Exhibit No.	Description of Exhibit
1.1	Form of Fourth Amended and Restated Operating Agreement of Slingshot USA, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

October 22, 2025

EXHIBIT 1.1

Form of Fourth Amended and Restated Operating Agreement of Slingshot USA, LLC

[please see attached]